Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 8 DATED AUGUST 18, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 8 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the status of our current public offering;
●	an update to our prospectus summary;
●	an update to our risk factors;
●	an update to our prior performance section;
●	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on August 13, 2020;
●	an update to the “Our Portfolio” section; and
●	our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended June 30, 2020, as included in our Quarterly Report on Form 10-Q, filed on August 13, 2020;

Status of our Current Public Offering

Our registration statement on Form S-1 relating to our current public offering (the “Offering”) was declared effective by the Securities and Exchange Commission (the “SEC”) on March 7, 2018. As of August 1, 2020, we had issued 3,100,654 common shares pursuant to the Offering (consisting of 870,401 Class A shares, 502,361 Class T shares, 358,801 Class D shares and 1,369,091 Class I shares and which includes 34,773 Class A shares, 4,686 Class T shares, 12,468 Class D shares and 21,691 Class I shares issued pursuant to our distribution reinvestment plan) and we had received aggregate gross offering proceeds of $84,876,593 though the Offering.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 3 and 83, respectively, of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that acquires primarily controlling equity positions in middle-market companies located primarily in the United States for 37 years. Since its inception in 1984 through June 30, 2020, LLCP and the LLCP Senior Executives have managed approximately $10.9 billion of capital. From 1994 through June 30, 2020, LLCP has sponsored and managed thirteen private funds in addition to our company, raised a total of approximately $8.8 billion of capital commitments from over 150 institutional and other investors, and invested approximately $5.5 billion in 88 middle-market companies across various industries, including franchisors, consumer products and business services, and currently has a team of more than 50 transactional and supporting professionals. As of June 30, 2020, LLCP has approximately $7.0 billion under current management. LLCP is managed by a tenured, seven person Executive Committee, comprised of Lauren B. Leichtman, Arthur E. Levine, Stephen J. Hogan, Michael B. Weinberg, Matthew G. Frankel, Andrew M. Schwartz and David I. Wolmer (together, the “LLCP Senior Executives”), an experienced team supported by approximately 23 Corporate Finance professionals and 6 Originations professionals.

Risk Factors

The following disclosure supersedes and replaces in its entirety the risk factor entitled “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration” which appears on page 33 of the Prospectus.

The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 180 countries, including every state in the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19. Since March 13, 2020, there have been a number of federal, state and local government initiatives to manage the spread of the virus and its impact on the economy, financial markets and continuity of businesses of all sizes and industries. For example, on March 27, 2020, Congress approved, and President Trump signed, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which provides approximately $2 trillion in financial assistance to individuals and businesses resulting from the outbreak of the COVID-19 pandemic. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing and loan forgiveness/forbearance. In addition, the Trump administration has indicated that it may sign additional legislation relating to the COVID-19 pandemic. As of June 30, 2020, some of our portfolio companies have taken advantage of certain provisions under the CARES Act, but we and our portfolio companies have not borrowed under the Payroll Protection Program. We continue to analyze the relevant legislative and regulatory developments and the potential impact they may have on our Company (including our businesses), results of operations, financial condition and liquidity. The outbreak of the COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures, requiring restrictions on travel, and issuing “shelter-in-place” and/or “stay-at-home” orders. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak has triggered a period of economic slowdown and experts are uncertain as to how long these conditions may last.

Outbreaks of pandemic or contagious diseases, such as the current outbreak of COVID-19, could materially and adversely affect our business, our operating businesses, our financial condition, results of operations and cash flows. The Manager and the Sub-Manager have not been prevented and do not expect to be prevented from conducting business activities as a result of the COVID-19 pandemic. However, our portfolio companies could be prevented from conducting business activities for an indefinite period of time. Since certain aspects of the services provided by our businesses involve face to face interaction, the related COVID-19 quarantines and work and travel restrictions may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility or loss in business for such retail store due to COVID-19 would have an adverse impact on product sales. For example, as a result of the outbreak and a “stay-at-home” order issued by the state of Illinois, the manufacturing facility used by Polyform temporarily closed starting in late March 2020 and reopened in early June 2020. As of June 30, 2020, all of the facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions. Further, if the U.S. and global economy continue to slow down or consumer behavior continues to shift due to the COVID-19 outbreak (including the continued threat or perceived threat of such outbreak), the demand for the products or services offered by our operating businesses may be reduced. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to our business, our operating businesses, our financial condition, results of operations and cash flows.

Prior Performance

The following disclosure supersedes and replaces the first paragraph under the section “Prior performance of the Manager, the Sub-Manager, and Their Respective Affiliates—Prior Programs Sponsored by LLCP and its Affiliates” which appears on page 61 of the Prospectus.

Since its inception in 1984 through June 30, 2020, LLCP and the LLCP Senior Executives have managed approximately $10.8 billion of capital. From 1984 through 1993, LLCP Founding Principals Arthur E. Levine and Lauren B. Leichtman made seven investments in their individual capacities prior to establishing LLCP. From 1994 through June 30, 2020, LLCP has sponsored and managed thirteen private funds (the “LLCP Private Funds”) in addition to our company, raised a total of approximately $8.8 billion of capital commitments from over 150 institutional and other investors, and invested approximately $5.5 billion in 88 middle-market companies across various industries, including franchisors, consumer products and business services. See "Appendix A: Prior Performance Tables—Table I" for more detailed information about LLCP and its affiliates' experience in raising and investing funds in connection with certain of these private funds. As of the date of our Prior Performance Tables, 55 businesses had been sold by the LLCP Private Funds. The aggregate investment cost of these businesses was approximately $2.0 billion with a realized value of approximately $4.3 billion. See "Appendix A: Prior Performance Tables—Table V" for more detailed information about sales of individual middle-market companies by certain of the LLCP Private Funds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report on Form 10-Q.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We are externally managed by the Manager, CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Advisers Act. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities and sub-managed by the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a registered investment adviser, under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We intend to acquire and grow durable, middle market U.S. businesses with annual revenues primarily between $15 million and $250 million. We target businesses that have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who seek a meaningful ownership stake in the company. Our investments are typically structured as controlling equity interests in combination with debt positions. In doing so, we seek to provide long-term capital appreciation with current income, while protecting invested capital. We expect this to produce attractive risk-adjusted returns over a long time horizon. We seek to structure our investments with limited, if any, third-party senior leverage.

In addition and to a lesser extent, we may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market as well as minority equity interests and debt positions via co-investments with other funds managed by the Sub-Manager or their affiliates. We expect that these positions will comprise a minority of our total assets.

We were formed as a Delaware limited liability company on August 9, 2016 and we operate and intend to continue to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We commenced operations on February 7, 2018.

Our Common Shares Offerings

Public Offering

We are currently offering through the Public Offering up to $1,000,000,000 of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Public Offering, uses its best efforts, but is not required to sell any specific amount of shares. We are offering, in any combination, four classes of shares in the Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. There are differing selling fees and commissions for each class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offering (excluding sales pursuant to our distribution reinvestment plan).

We are also offering, in any combination, up to $100,000,000 of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to our distribution reinvestment plan.

In January 2020, the Company’s board of directors approved an extension of the Public Offering until March 7, 2021. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Public Offering until March 7, 2021. However, we reserve the right to further extend the outside date of the Public Offering or terminate the Public Offering at any time in our sole discretion.

Since the Public Offering became effective in March 2018 through June 30, 2020, we have received net proceeds from the Public Offering of approximately $77.8 million, including approximately $1.8 million received through our distribution reinvestment plan. As of June 30, 2020, the Public Offering price was $29.08 per Class A share, $27.98 per Class T share, $26.21 per Class D share and $26.88 per Class I share. See Note 7. “Capital Transactions” and Note 12. “Subsequent Events” in Item 1. “Financial Statements” included in this supplement for additional information regarding the Public Offering.

Since the Public Offering became effective through June 30, 2020, we have incurred selling commissions and dealer manager fees of approximately $2.3 million from the sale of Class A shares and Class T shares. The Class D shares and Class I shares sold through June 30, 2020 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $1.2 million based on actual amounts raised through the Public Offering since the Public Offering became effective through June 30, 2020. These organization and offering costs related to the Public Offering had been previously advanced by the Manager and Sub-Manager, as described further in Note 5. “Related Party Transactions” of Item 1. “Financial Statements” included in this supplement for additional information regarding the Public Offering.

In July 2020, our board of directors approved new per share public offering prices for each share class in the Public Offering. The new public offering prices are effective as of July 27, 2020. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Public Offering:

	Class A	Class T	Class D	Class I
Effective July 27, 2020:
Public Offering Price, Per Share	$29.49	$28.36	$26.58	$27.25
Selling Commissions, Per Share	1.77	0.85	—	—
Dealer Manager Fees, Per Share	0.74	0.50	—	—

Class FA Private Offerings

In April and July 2019, we launched separate Class FA Private Offerings of up to $50.0 million each of Class FA shares pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act and entered into a placement agent agreement with the Placement Agent, an affiliate of the Manager. There were no selling commissions or placement agent fees for the sale of Class FA shares in the Class FA Private Offering. Under the Follow-On Class FA Private Offering we paid the Placement Agent a selling commission of up to 5.5% and placement agent fee of up to 3.0% of the sale price for each Class FA share sold, except as a reduction or sales load waiver may apply. The Class FA Private Offering closed in December 2019 and the Follow-On Class FA Private Offering closed in March 2020.

We received cumulative net proceeds from the Class FA Private Offerings of approximately $43.3 million and incurred selling commissions and placement agent fees of approximately $0.2 million. We also incurred obligations to reimburse the Manager and Sub-Manager for offering costs of approximately $0.1 million based on actual amounts raised through the Class FA Private Offerings.

Class S Private Offering

In January 2020, our board of directors authorized the designation of Class S shares and we commenced the Class S Private Offering of up to $50.0 million of Class S shares. The Placement Agent serves as placement agent for the Class S Private Offering. The Class S Private Offering is being conducted pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. We will pay the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing distribution and shareholder servicing fees paid by the Company with respect to our Class S shares. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Class S Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Class S Private Offering or (ii) October 31, 2020. However, we reserve the right to extend the outside date of the Class S Private Offering in our sole discretion but in no event longer than an additional three full months. We may suspend or terminate the Class S Private Offering at any time in our sole discretion.

In conjunction with the launch of the Class S Private Offering, in January 2020 our board of directors reclassified 100,000,000 authorized shares of Class T shares to Class S shares, resulting in shares authorized of 7,400,000 Class FA shares, 94,660,000 Class A shares, 558,620,000 Class T shares, 94,660,000 Class D shares, 94,660,000 Class I shares and 100,000,000 Class S shares.

Since the launch of the Class S Private Offering in March 2020 through June 30, 2020, we have received net proceeds of approximately $11.5 million and incurred selling commissions and placement agent fees of approximately $0.4 million. We also incurred obligations to reimburse the Manager and Sub-Manager for offering costs of approximately $0.1 million based on actual amounts raised through the Class S Private Offering through June 30, 2020.

In July 2020, our board of directors approved a per share offering price of $29.02 for the Class S shares in the Class S Private Offering.

Portfolio and Investment Activity

As of December 31, 2019, we had invested approximately $133.3 million in four portfolio companies. During the six months ended June 30, 2020, we invested approximately $22.5 million in two additional portfolio companies.

As of June 30, 2020, we had invested in six portfolio companies, consisting of equity investments and debt investments in each portfolio company. The table below presents our investments by portfolio company since we commenced operations (in millions):

		As of June 30, 2020
		Equity Investments		Debt Investments (1)
Portfolio Company	Investment Date	Ownership %	Cost Basis	Type	Interest Rate	Maturity Date	Cost Basis	Total Cost Basis (2)
Lawn Doctor	2/7/2018	62%	$30.5	Senior Secured - Second Lien	16%	8/7/2023	$15.0	$45.5
Polyform	2/7/2018	87	15.6	Senior Secured - First Lien	16	8/7/2023	15.7	31.3
Roundtables	8/1/2019	81	32.4	Senior Secured - Second Lien	16	8/1/2025	12.1	44.5
Roundtables	11/13/2019	—	—	Senior Secured - First Lien	8	11/13/2020	2.0	2.0
Milton	11/21/2019	13	6.6	Senior Secured - Second Lien	15	11/21/2025	3.4	10.0
Resolution Economics	1/2/2020	8	7.2	Senior Secured - Second Lien	15	1/2/2026	2.8	10.0
Blue Ridge	3/24/2020	18	9.9	Senior Secured - Second Lien	15	3/24/2026	2.6	12.5
			$102.2				$53.6	$155.8

FOOTNOTES:

(1)	The note purchase agreements contain customary covenants and events of default. As of June 30, 2020, all of our portfolio companies were in compliance with their respective debt covenants.
(2)	See the Schedule of Investments and Note 3. “Investments” of Item 1. “Financial Statements” included in this supplement for additional information related to our investments, including fair values as of June 30, 2020.

In July 2020, we, through wholly-owned subsidiaries, acquired a controlling interest of approximately 75% in the common equity of Healthcare Safety Holdings LLC (“HSH”) for approximately $17.3 million. In addition, we made an approximately $24.4 million debt investment in HSH in the form of senior secured notes. HSH is a leading producer of daily use insulin pen needles, syringes and complementary offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps.

Our Portfolio Companies

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging and leaf blowing.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. Roundtables offers membership in any of 30+ topic-specific roundtables across five verticals (credit cards, auto finance, banking, wealth management and other lending) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry.

Milton Industries, Inc. (“Milton”) is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair and operating supplies; aerospace and defense; and agriculture. The company has more than 1,300 active customers and over 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton’s high-quality products, engineering expertise and partnership approach creates long-term relationships, with an average tenure of more than 30 years among its top ten customers. Resolution Economics is a leading specialty consulting firm that provides services to law firms and corporations in labor and employment and commercial litigation matters.

Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software.

Concentrations of Risk

As of and for the quarter and six months ended June 30, 2020 and 2019, we had three portfolio companies (Lawn Doctor, Polyform and Roundtables) which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X for the six months ended June 30, 2020. We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. This presentation of Adjusted EBITDA should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We present Adjusted EBITDA for our significant portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA only supplementally.

Summarized Net Income to Adjusted EBITDA Reconciliations

Lawn Doctor

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income attributable to Lawn Doctor (GAAP)	$1,030,452	$364,826	$854,358	$225,815
Interest and debt related expenses	1,051,108	1,098,544	2,108,144	2,187,878
Depreciation and amortization	625,170	619,186	1,248,064	1,248,860
Income tax expense (benefit)	350,815	51,053	239,315	(12,535)
Adjusted EBITDA (non-GAAP)	$3,057,545	$2,133,609	$4,449,881	$3,650,018

Polyform

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss) (GAAP)	$111,432	$(199,892)	$16,336	$(194,066)
Interest and debt related expenses	736,362	728,147	1,466,307	1,448,292
Depreciation and amortization	418,727	412,120	837,019	823,564
Income tax expense (benefit)	45,000	(79,000)	8,000	(76,000)
Adjusted EBITDA (non-GAAP)	$1,311,521	$861,375	$2,327,662	$2,001,790

Roundtables (1)

	Quarter Ended June 30, 2020	Six Months Ended June 30, 2020
Net loss (GAAP)	$(52,527)	$(570,533)
Interest and debt related expenses	651,532	1,299,554
Depreciation	375,619	750,641
Income tax benefit	(23,344)	(200,102)
Adjusted EBITDA (non-GAAP)	$951,280	$1,279,560

FOOTNOTE:

(1)	We acquired Roundtables on August 1, 2019.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our corporate overhead and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

●	first, to meet our management fees and corporate overhead expenses; and
●	second, to fund business operations and distributions by us to shareholders.

COVID-19

The Company and the operations of its portfolio companies could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the current outbreak of the COVID-19 pandemic. In March 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19, which continues to spread throughout the United States and globally. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by, among other things, instituting quarantines, mandating business and school closures, requiring restrictions on travel and issuing “shelter-in-place” and/or “stay-at-home” orders. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The Manager and Sub-Manager have not been prevented and do not expect to be prevented from conducting business activities as a result of the COVID-19 pandemic. However, our portfolio companies could be prevented from conducting business activities for an indefinite period of time. Since certain aspects of the services provided by our portfolio companies involve face to face interaction, the related COVID-19 quarantines and work and travel restrictions may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility or loss in business for such retail store due to COVID-19 would have an adverse impact on product sales. For example, as a result of the outbreak and a “stay-at-home” order issued by the state of Illinois, the manufacturing facility used by Polyform temporarily closed starting in late March 2020 and reopened in early June 2020. As of June 30, 2020, all of the facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions.

We have worked with management teams at each of our portfolio companies to implement cost reduction plans as needed to reduce or defer controllable costs, such as labor costs, marketing spend and capital expenditures. To the extent business has recovered, management teams have reversed such cost reduction plans to scale back up to increased demand as appropriate. Additionally, our portfolio companies are proactively managing working capital and drawing on revolving credit facilities as applicable. Some of our portfolio companies have experienced and could continue to experience reductions in customer demand. We expect that the government measures taken to address the spread of the virus, the reductions in production at certain facilities, and the closure of many brick and mortar retail businesses will more meaningfully impact the operations of some of our portfolio companies in future periods. The ultimate extent of the impact of the COVID-19 pandemic on the financial performance of our business (including our portfolio companies) will depend on future developments, including the duration and spread of the COVID-19 pandemic, and the overall economy, all of which are highly uncertain and cannot be predicted.

Since March 13, 2020, there have been a number of federal, state and local government initiatives to manage the spread of the virus and its impact on the economy, financial markets and continuity of businesses of all sizes and industries. For example, on March 27, 2020, Congress approved, and President Trump signed into law, the CARES Act, an approximately $2 trillion stimulus package responding to the economic harms of COVID-19. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing and loan forgiveness/forbearance. In addition, the Trump administration has indicated that it may sign additional legislation relating to the COVID-19 pandemic. As of June 30, 2020, some of our portfolio companies have taken advantage of certain provisions under the CARES Act but we and our portfolio companies have not borrowed under the Payroll Protection Program. We continue to analyze the relevant legislative and regulatory developments and the potential impact they may have on our business (including our portfolio companies), results of operations, financial condition and liquidity. See “Risk Factors” for additional information regarding the risks of COVID-19.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the COVID-19 pandemic, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. See “Results of Operations – Net Change in Unrealized Appreciation (Depreciation)” below for additional information regarding the impact of COVID-19 on the fair market values of our assets during the quarter and six months ended June 30, 2020. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

●	the net proceeds from the Offerings;
●	distributions and interest earned from our assets;
●	expense support; and
●	proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current COVID-19 pandemic and its impact on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of June 30, 2020 and December 31, 2019, we had approximately $53.8 million and $31.0 million, respectively, of cash and restricted cash.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $48.2 million and $22.5 million in net proceeds during the six months ended June 30, 2020 and 2019, respectively, from the Offerings, which excludes approximately $0.9 million and $0.3 million raised through our distribution reinvestment plan during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, we had approximately 939 million common shares available for sale through the Public Offering and Class S Private Offering.

Operating Activities. During the six months ended June 30, 2020 and 2019, we generated operating cash flows (excluding amounts related to purchases of investments) of approximately $2.7 million and $1.3 million, respectively. The increase in operating cash flows (excluding amounts related to purchases of investments) is primarily attributable to the following:

●	an increase in total investment income of approximately $1.2 million primarily attributable to an increase in interest earned on debt investments; and

●	a decrease in amounts due from related parties of approximately $0.2 million due to the collection from the Manager and Sub-Manager of the annual expense support receivable, partially offset by new expense support receivables related to the six months ended June 30, 2020.

Borrowings. We had not borrowed any amounts under our $20.0 million 2019 Line of Credit as of June 30, 2020. The 2019 Line of Credit matured in July 2020. In July 2020, we entered into the 2020 Loan Agreement for a 2020 Line of Credit in the same amount, as described in Note 8. “Borrowings” and Note 12. “Subsequent Events” of Item 1. “Financial Statements”. The purpose of the 2020 Line of Credit is for general Company working capital and acquisition financing purposes. The 2020 Line of Credit has a maturity date of 364 days from the effective date of the 2020 Loan Agreement.

Uses of Liquidity and Capital Resources

Investments. We used approximately $22.5 million of cash proceeds from the Offerings to purchase investments in two portfolio companies during the six months ended June 30, 2020. We did not use proceeds to purchase investments during the six months ended June 30, 2019.

Distributions. We paid distributions to our shareholders of approximately $3.3 million and $2.2 million (which excludes distributions reinvested of approximately $0.9 million and $0.3 million, respectively) during the six months ended June 30, 2020 and 2019, respectively. See “Distributions” below for additional information.

Share Repurchases. We paid approximately $2.2 million during the six months ended June 30, 2020 to repurchase shares in accordance with our Share Repurchase Program. We did not pay for the repurchase of shares during the six months ended June 30, 2019.

Distributions Declared

During the six months ended June 30, 2020 and 2019, our board of directors declared cash distributions to shareholders based on monthly record dates, and such distributions were paid monthly in arrears. See Note 6. “Distributions” in Item 1. “Financial Statements” included in this supplement for additional information, including distributions declared per share for each share class.

Cash distributions declared during the periods presented were funded from the following sources noted below:

	Six Months Ended June 30,
	2020		2019
	Amount	% of Cash Distributions Declared	Amount	% of Cash Distributions Declared
Net investment income(1)	$3,421,603	77.4%	$2,301,835	88.7%
Distributions in excess of net investment income(2)	1,001,586	22.6%	294,395	11.3%
Total distributions declared(3)	$4,423,189	100.0%	$2,596,230	100.0%

FOOTNOTES:

(1)	Net investment income includes expense support from the Manager and Sub-Manager of $1,597,728 and $826,520 for the six months ended June 30, 2020 and 2019, respectively. See Note 5. “Related Party Transactions” of Item 1. “Financial Statements” included in this supplement for additional information.

(2)	Consists of offering proceeds for both periods presented.

(3)	For the six months ended June 30, 2020, includes $944,968 of distributions reinvested pursuant to our distribution reinvestment plan, of which $184,080 was reinvested in July 2020 with the payment of distributions declared in June 2020. For the six months ended June 30, 2019, includes $313,906 of distributions reinvested pursuant to our distribution reinvestment plan, of which $68,914 was reinvested in July 2019.

We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are made on all classes of our shares at the same time. Amounts distributed are allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. The per share amount of distributions on Class A, Class T, Class D and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions paid to our shareholders of share classes with ongoing distribution and shareholder servicing fees may be lower than distributions on certain other of our classes without such ongoing distribution and shareholder servicing fees that we are required to pay. Additionally, distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. There is no assurance that we will pay distributions in any particular amount, if at all. See Note 6. “Distributions” included in this supplement for additional disclosures regarding distributions, including per share amounts declared per share class for the periods presented.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offering have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares, and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offering is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as further amended in January 2020, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases is limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. At the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the six months ended June 30, 2020 and 2019, we received requests for the repurchase of approximately $3.4 million and $0.3 million (125,326 shares and 11,389 shares), respectively, of our common shares, which exceeded proceeds received from our distribution reinvestment plan in the applicable quarters by approximately $2.7 million and $0.2 million, respectively. Our board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan. The following table summarizes the shares repurchased during the six months ended June 30, 2020 and 2019:

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA shares	6,400	$173,824	$27.16
Class A shares	244	6,534	26.75
Class I shares	4,745	127,680	26.91
Six Months Ended June 30, 2019	11,389	$308,038	$27.05

Class FA shares	75,393	$2,077,424	$27.55
Class A shares	4,098	109,345	26.69
Class T shares	4,710	125,510	26.65
Class I shares	41,125	1,106,976	26.92
Six Months Ended June 30, 2020	125,326	$3,419,255	$27.28

Results of Operations

As of June 30, 2020 and 2019, the fair value of our investment portfolio totaled approximately $169.9 million and $85.0 million, respectively. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the quarter and six months ended June 30, 2020 and 2019.

The following is a summary of our operating results for the quarter and six months ended June 30, 2020 and 2019:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Total investment income	$2,509,061	$1,843,164	$4,805,098	$3,612,949
Total operating expenses	(1,723,520)	(1,282,161)	(2,981,223)	(2,137,634)
Expense support	990,098	610,447	1,597,728	826,520
Net investment income	1,775,639	1,171,450	3,421,603	2,301,835
Net change in unrealized appreciation on investments	6,618,272	2,170,000	3,224,610	2,451,000
Net increase in net assets resulting from operations	$8,393,911	$3,341,450	$6,646,213	$4,752,835

Investment Income

Investment income consisted of the following for the quarter and six months ended June 30, 2020 and 2019:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest income	$2,156,784	$1,437,422	$4,266,075	$2,800,702
Dividend income	352,277	405,742	539,023	812,247
Total investment income	$2,509,061	$1,843,164	$4,805,098	$3,612,949

The majority of our interest income is generated from our debt investments, all of which had fixed rate interest as of June 30, 2020 and 2019. As of June 30, 2020 and 2019, our weighted average annual yield on our accruing debt investments was 15.5% and 16.0%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $2.1 million and $1.2 million for the quarter ended June 30, 2020 and 2019, respectively, while interest income earned on our cash accounts was approximately $0.1 million and $0.2 million, respectively. Interest income from our debt investments was approximately $4.1 million and $2.5 million for the six months ended June 30, 2020 and 2019, respectively, while interest income earned on our cash accounts was approximately $0.2 million and $0.3 million, respectively. The increase in interest income during the quarter and six months ended June 30, 2020, as compared to the quarter and six months ended June 30, 2019, is primarily attributable to additional debt investments during the twelve months ended June 30, 2020 of approximately $22.9 million.

Results of Operations

As of June 30, 2020 and 2019, the fair value of our investment portfolio totaled approximately $169.9 million and $85.0 million, respectively. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the quarter and six months ended June 30, 2020 and 2019.

The following is a summary of our operating results for the quarter and six months ended June 30, 2020 and 2019:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Total investment income	$2,509,061	$1,843,164	$4,805,098	$3,612,949
Total operating expenses	(1,723,520)	(1,282,161)	(2,981,223)	(2,137,634)
Expense support	990,098	610,447	1,597,728	826,520
Net investment income	1,775,639	1,171,450	3,421,603	2,301,835
Net change in unrealized appreciation on investments	6,618,272	2,170,000	3,224,610	2,451,000
Net increase in net assets resulting from operations	$8,393,911	$3,341,450	$6,646,213	$4,752,835

Investment Income

Investment income consisted of the following for the quarter and six months ended June 30, 2020 and 2019:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest income	$2,156,784	$1,437,422	$4,266,075	$2,800,702
Dividend income	352,277	405,742	539,023	812,247
Total investment income	$2,509,061	$1,843,164	$4,805,098	$3,612,949

The majority of our interest income is generated from our debt investments, all of which had fixed rate interest as of June 30, 2020 and 2019. As of June 30, 2020 and 2019, our weighted average annual yield on our accruing debt investments was 15.5% and 16.0%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $2.1 million and $1.2 million for the quarter ended June 30, 2020 and 2019, respectively, while interest income earned on our cash accounts was approximately $0.1 million and $0.2 million, respectively. Interest income from our debt investments was approximately $4.1 million and $2.5 million for the six months ended June 30, 2020 and 2019, respectively, while interest income earned on our cash accounts was approximately $0.2 million and $0.3 million, respectively. The increase in interest income during the quarter and six months ended June 30, 2020, as compared to the quarter and six months ended June 30, 2019, is primarily attributable to additional debt investments during the twelve months ended June 30, 2020 of approximately $22.9 million.

During each of the quarters ended June 30, 2020 and 2019, we received dividend income of approximately $0.4 million from our equity investments. We received dividend income of approximately $0.5 million and $0.8 million during the six months ended June 30, 2020 and 2019, respectively, from our equity investments in our portfolio companies.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of investments that we expect to result from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Offerings.

Operating Expenses

Our operating expenses for the quarter and six months ended June 30, 2020 and 2019 were as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Organization and offering expenses	$239,758	$136,303	$461,647	$322,004
Base management fees	561,903	265,128	1,077,501	506,766
Total return incentive fees	345,381	496,660	345,381	496,660
Professional services	351,951	182,491	684,709	410,006
Pursuit costs	14,614	—	21,563	—
Director fees and expenses	52,462	53,380	103,595	111,079
General and administrative expenses	21,666	30,255	30,520	58,311
Custodian and accounting fees	41,035	61,817	82,325	123,967
Insurance expense	57,637	47,079	110,510	93,024
Distribution and shareholder servicing fees	37,113	9,048	63,472	15,817
Total operating expenses	1,723,520	1,282,161	2,981,223	2,137,634
Expense support	(990,098)	(610,447)	(1,597,728)	(826,520)
Net expenses	$733,422	$671,714	$1,383,495	$1,311,114

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include general and administrative, custodian and accounting fees, professional services, pursuit costs, base management fees, total return incentive fees, and distribution and shareholder servicing fees. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees and total return incentive fees), the number of shareholders and open accounts (transfer agency services and shareholder services, distribution and shareholder servicing fees), or the complexity of our investment processes and capital structure (professional services).

Organization and Offering Expenses

Organization expenses are expensed on our condensed consolidated statement of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Offerings, are capitalized on our statements of assets and liabilities as deferred offering expenses and expensed to our statement of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

We expensed organization and offering expenses of approximately $0.2 million and $0.1 million during the quarter ended June 30, 2020 and 2019, respectively, and approximately $0.5 million and $0.3 million during the six months ended June 30, 2020 and 2019, respectively.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $0.6 million and $0.3 million during the quarter ended June 30, 2020 and 2019, respectively, and approximately $1.1 million and $0.5 million during the six months ended June 30, 2020 and 2019, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets since June 30, 2019.

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and perform a final reconciliation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We recorded total return incentive fees of approximately $0.3 million during the quarter and six months ended June 30, 2020 and approximately $0.5 million during the quarter and six months ended June 30, 2019.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred for investments that did not close, including fees and expenses associated with performing the due diligence reviews. We incurred pursuit costs of $14,614 and $21,563 during the quarter and six months ended June 30, 2020, respectively. We did not incur pursuit costs during the quarter and six months ended June 30, 2019.

Other Operating Expenses

Other operating expenses (consisting of professional services, director fees and expenses, general and administrative expenses, custodian and accounting fees, and insurance expense) were approximately $0.5 million and $0.4 million during the quarters ended June 30, 2020 and 2019, respectively, and approximately $1.0 million and $0.8 million during the six months ended June 30, 2020 and 2019, respectively. The increase in other operating expenses during the quarter and six months ended June 30, 2020 is primarily attributable to an increase in accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments, as compared to the quarter and six months ended June 30, 2019.

Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offering (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of $37,113 and $9,048 during the quarter ended June 30, 2020 and 2019, respectively, and approximately $63,472 and $15,817 during the six months ended June 30, 2020 and 2019, respectively. The increase in distribution and shareholder servicing fees during the quarter and six months ended June 30, 2020, is attributable to an increase in Class T and Class D shareholders.

Expense Support and Conditional Reimbursement Agreement

Expense support from the Manager and Sub-Manager partially offsets operating expenses. Expense support totaled approximately $1.0 million and $0.6 million during the quarter ended June 30, 2020 and 2019, respectively, and approximately $1.6 million and $0.8 million during the six months ended June 30, 2020 and 2019, respectively. The actual amount of expense support is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described below.

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds. The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. We did not have any Excess Operating Funds as of June 30, 2020 for any share class which had received expense support.

Net Change in Unrealized Appreciation (Depreciation)

Unrealized appreciation (depreciation) is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

During the quarter and six months ended June 30, 2020, we recognized a net change in unrealized appreciation (depreciation) of approximately $6.6 million and $3.2 million, respectively, due to variability in EBITDA of our portfolio companies and changes in public market multiples. During the quarter and six months ended June 30, 2019, we recognized unrealized appreciation of approximately $2.2 million and $2.5 million, respectively, on our equity investment in Lawn Doctor as a result of Lawn Doctor’s strong performance in comparison to budgeted results.

Net Assets

During the quarter and six months ended June 30, 2020 and 2019, the change in net assets consisted of the following:

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operations	$8,393,911	$3,341,450	$6,646,213	$4,752,835
Distributions to shareholders	(2,331,838)	(1,360,259)	(4,423,189)	(2,596,230)
Capital share transactions	21,337,428	11,776,317	45,627,208	22,450,575
Change in net assets	$27,399,501	$13,757,508	$47,850,232	$24,607,180

Operations increased by approximately $5.1 million and $1.9 million during the quarter and six months ended June 30, 2020, respectively, as compared to the quarter and six months ended June 30, 2019. The increase in operations is primarily due to (i) an increase of approximately $4.5 million and $0.8 million, respectively, in the net change in unrealized appreciation and (ii) an increase in net investment income of approximately $0.6 million and $1.1 million, respectively, during the quarter and six months ended June 30, 2020.

Distributions increased approximately $1.0 million and $1.8 million during the quarter and six months ended June 30, 2020, respectively, as compared to the quarter and six months ended June 30, 2019, respectively, primarily as a result of an increase in shares outstanding.

Capital share transactions increased approximately $9.6 million during the quarter ended June 30, 2020, as compared to the quarter ended June 30, 2019, primarily due to (i) net proceeds raised through our Class S Private Offering of approximately $11.3 million and (ii) an increase in proceeds received through our distribution reinvestment plan of approximately $0.3 million, offset partially by a (i) decrease in proceeds received through our Class FA private offerings of approximately $0.5 million, (ii) a decrease in proceeds received through our Public Offering of approximately $0.4 million and (iii) an increase in share repurchases of approximately $1.1 million.

Capital share transactions increased approximately $23.2 million during the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The increase was primarily due (i) an increase of approximately $12.6 million in sales of Class FA shares, (ii) net proceeds raised through our Class S Private Offering of approximately $11.5 million, (iii) an increase of approximately $1.6 million in sales of shares through our Public Offering and (iv) an increase of approximately $0.6 million in proceeds received through our distribution reinvestment plan. Such increases in capital share transactions during the six months ended June 30, 2020 were offset by an increase in share repurchases of approximately $3.1 million.

The following table illustrates cumulative total returns with and without upfront selling commissions and placement agent / dealer manager fees (“sales load”), as applicable, from the date the first share was issued for each respective share class to June 30, 2020. All cumulative total returns with sales load assume full upfront selling commissions and placement agent / dealer manager fees.

	Cumulative Total Return	Period
Class FA (no sales load)	24.4%	February 7, 2018 - June 30, 2020
Class FA (with sales load)	16.3%	February 7, 2018 - June 30, 2020
Class A (no sales load)	19.9%	April 10, 2018 - June 30, 2020
Class A (with sales load)	9.8%	April 10, 2018 - June 30, 2020
Class I	21.0%	April 10, 2018 - June 30, 2020
Class T (no sales load)	16.2%	May 25, 2018 - June 30, 2020
Class T (with sales load)	10.7%	May 25, 2018 - June 30, 2020
Class D	14.7%	June 26, 2018 - June 30, 2020
Class S (no sales load)	2.8%	March 31, 2020 - June 30, 2020
Class S (with sales load)	(0.8)%	March 31, 2020 - June 30, 2020

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in our Prospectus including the negative impacts from the continued spread of COVID-19.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Hedging Activities

As of June 30, 2020, we had not entered into any derivatives or other financial instruments. However, in an effort to stabilize our revenue and input costs where applicable, we may enter into derivatives or other financial instruments in an attempt to hedge our commodity risk. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Contractual Obligations

We have entered into the Management Agreement with the Manager and the Sub-Management Agreement with the Manager and the Sub-Manager pursuant to which the Manager and the Sub-Manager are entitled to receive a base management fee and reimbursement of certain expenses. Certain incentive fees based on our performance are payable to the Manager and the Sub-Manager after our performance thresholds are met. Each of the Manager and the Sub-Manager is entitled to 50% of the base management fee and incentive fees, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement.

If, on the last business day of the calendar year, there are Excess Operating Funds, we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

As of June 30, 2020, the amount of expense support collected from the Manager and Sub-Manager since inception is approximately $1.8 million. The following table reflects the expense support that may become reimbursable, subject to the conditions of reimbursement defined in the Expenses Support and Conditional Reimbursement Agreement:

For the Year Ended	Amount of Expense Support	Reimbursement Eligibility Expiration
December 31, 2018	$389,774	March 31, 2022
December 31, 2019	1,372,020	March 31, 2023
	$1,761,794

As of June 30, 2020, management believes that reimbursement payments by the Company to the Manager and Sub-Manager are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also entered into the Administrative Services Agreement with the Administrator and the Sub-Administration agreement with the Administrator and the Sub-Administrator pursuant to which the Administrator and the Sub-Administrator will provide us with administrative services and are entitled to reimbursement of expenses for such services. For a discussion of the compensation we pay in connection with the management of our business, see Note 5. “Related Party Transactions” included in this supplement.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Inflation

We do not anticipate that inflation will have a significant effect on our results of operations. However, in the event of a significant increase in inflation, interest rates could rise and our assets may be materially adversely affected.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

See our Form 10-K for the year ended December 31, 2019 and Note 2. “Significant Accounting Policies” included in this supplement for a summary of our critical accounting policies.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio—Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma Consulting Group,” “Our Portfolio—Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” respectively, which first appear on page 90 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximate $45.5 million investment consisting of approximately $30.5 million of common equity and an approximate $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 62% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor has had a customer retention rate of more than 80% over the past three years, which reflects the high level of quality and customer service that Lawn Doctor has been able to sustain over the years. Lawn Doctor franchisees have an average gross profit margin of 85%, which we believe makes a Lawn Doctor franchise an attractive business model relative to many competing franchises. Lawn Doctor’s efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. As of June 30, 2020, there were 91 Mosquito Hunters franchises operating in 23 states. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands. Pest control is an approximately $16 billion market in the United States as of December 31, 2019 and is the fastest growing building maintenance service segment.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions. As of June 30, 2020, there were 14 franchised Ecomaids units operating in eight states. Home cleaning services are also an approximately $16 billion market in the United States as of December 31, 2019.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as the Company’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the “SBIC Fund”), which is managed by an affiliate of the Sub-Manager.

Industry. As of 2019, the lawn services market in the United States was an estimated $99 billion industry with a growth rate of approximately 5.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states as of June 30, 2020. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 592 as of June 30, 2020, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 2%. There is minimal franchisee concentration with the top ten franchisees accounting for approximately 27.3% of total royalty revenue for the year ended December 31, 2019. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended June 30, 2020 was approximately $25.8 million, of which approximately $15.2 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended June 30, 2020, Lawn Doctor’s total revenue and franchisee royalty fees have grown at compound annual growth rates of approximately 9.5% and 6.0%, respectively. Total system wide sales for Lawn Doctor was approximately $142 million for the year ended December 31, 2019. The total Lawn Doctor system wide sales for the trailing twelve months ended June 30, 2020 was approximately $146 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses,” we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform’s strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. Products are shipped directly to 48 countries worldwide. None of Polyform’s employees are subject to collective bargaining agreements. Polyform’s corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. (“Zenith”) as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform’s management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 14 years. Its largest customer accounted for approximately 21.7% of gross sales over the year ended December 31, 2019 and approximately 17.5% of gross sales over the second quarter ended June 30, 2020. Its second-largest customer accounted for approximately 11.9% of gross sales over the year ended December 31, 2019 and approximately 11.9% of gross sales over the second quarter ended June 30, 2020. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. Polyform ships its products directly to 48 countries worldwide, but a significant portion of its sales occur in the domestic market with 86.6% of its revenues coming from the United States as of the year ended December 31, 2019. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $16.5 million for the year ended December 31, 2019. Net sales for Polyform for the trailing twelve months ended June 30, 2020 were approximately $16.2 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 3.5% from 2009 to the trailing twelve months ended June 30, 2020.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2020 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 30 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry.

History. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry. Roundtables is a market leader in the consumer finance industry and is approximately 7 to 8x larger than its closest direct competitor. We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 6.0% of revenue as of June 30, 2020.

Investment Highlights. Roundtables serves approximately 80 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech. Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended June 30, 2020, Membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.0%.

The total revenue for Roundtables for the trailing twelve months ended June 30, 2020 was approximately $11.3 million, of which, the vast majority represented membership fees. From 2005 to the trailing twelve months ended June 30, 2020, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 15.0%. For the period from August 1, 2019 to June 30, 2020, Roundtables had total net losses of $1,575,752 and an Adjusted EBITDA (which reflects certain adjustments for interest and debt related expenses, depreciation, and taxes) of $1,600,919.

In late 2007, the U.S. economy entered a recession that officially lasted until June 2009, although the effects continued thereafter. While economic recessions or downturns could impair our businesses and harm our operating results, we believe the Roundtables business has a low correlation to overall market cycles. For example, we note that Roundtables increased its memberships by 23% during the years 2008 to 2010. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries (“Milton”) of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers.

Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

In June 2020, Milton acquired GH Meiser & Co., which we believe will bolster Milton’s tire gauge offering. This acquisition furthers Milton’s strategy of both growing organically and through complementary acquisitions.

Investment Highlights. We believe that Milton is a stable, cycle-resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 30 years among Milton’s top ten customers. Milton’s single largest customer represents only approximately 13.1% of Milton’s revenue as of the trailing twelve months ended June 30, 2020. Milton’s total revenue has grown at a compound annual growth rate of approximately 2.6% from 2013 to the trailing twelve months ended June 30, 2020. Milton had net revenue for the trailing twelve months ended June 30, 2020 of approximately $34.9 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in Resolution Economics (“ResEcon”) of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of over 100 employees as of June 30, 2020 and includes professionals with PhDs, professionals with master’s degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor & employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of approximately 13% from 2007 to the trailing twelve months ended June 30, 2020. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success. For example, during 2019, ResEcon handled more than 540 unique matters, with no matter accounting for more than 6.1% of revenue. We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge ESOP Associates (“Blue Ridge”) of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 17% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team. During the period of calendar years 2016 through 2019, approximately 75% of Blue Ridge’s clients had been obtained through referrals.

In July 2020, Blue Ridge ESOP Associates acquired Benefit Concepts Systems, Inc. (“BCS”), a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. This acquisition furthers Blue Ridge’s strategy of both growing organically and through complementary acquisitions.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended June 30, 2020, Blue Ridge’s total revenue has grown at a compound annual growth rate in excess of 10% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base. Blue Ridge provides services for approximately 700 ESOPs with approximately 175,000 plan participants. With approximately 6,100 ESOP plans in the United States as of June 30, 2020, we believe that Blue Ridge’s 10% market share demonstrates its strong market positioning, but with plenty of whitespace for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 74.9% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. After the closing, we intend to implement a management options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended May 31, 2020, HSH’s net revenue has grown at a compound annual growth rate of approximately 12.5%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes, and, as of June 2020, the market for pen needles and syringes is expected to grow approximately 2% annually. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of 2019, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is expected to grow at a compound annual growth rate of approximately 11% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio— COVID-19” which first appears on page 103 of the Prospectus.

COVID-19

The Company and the operations of its portfolio companies could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the current outbreak of the novel coronavirus pandemic (“COVID-19”). In March 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19, which continues to spread throughout the United States and globally. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by, among other things, instituting quarantines, mandating business and school closures requiring restrictions on travel and issuing “shelter-in-place” and/or “stay-at-home” orders. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The Manager and the Sub-Manager have not been prevented and do not expect to be prevented from conducting business activities as a result of COVID-19. However, our businesses could be prevented from conducting business activities for an indefinite period of time. Since certain aspects of the services provided by our businesses involve face to face interaction, the related COVID-19 quarantines and work and travel restrictions may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility or loss in business for such retail store due to COVID-19 would have an adverse impact on product sales. As of June 30, 2020, all of the facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions.

We have worked and will continue to work with management at each of our portfolio companies to implement cost reduction plans, as needed to reduce or defer controllable costs, such as labor costs, marketing spend and capital expenditures. To the extent business has recovered, management teams have reversed such cost reduction plans to scale back up to increased demand as appropriate. Additionally, our portfolio companies are proactively managing working capital and drawing on revolving credit facilities as applicable. Some of our portfolio companies have experienced and could continue to experience reductions in customer demand. We expect that the government measures taken to address the spread of the virus, the reductions in production at certain facilities, and the closure of many brick and mortar retail businesses will more meaningfully impact the operations of some of our portfolio companies in future periods. The ultimate extent of the impact of the COVID-19 pandemic on the financial performance of our business (including our portfolio companies) will depend on future developments, including the duration and spread of the COVID-19 pandemic, and the overall economy, all of which are highly uncertain and cannot be predicted.

Since March 13, 2020, there have been a number of federal, state and local government initiatives to manage the spread of the virus and its impact on the economy, financial markets and continuity of businesses of all sizes and industries. For example, on March 27, 2020, Congress approved, and President Trump signed into law, the CARES Act, an approximately $2 trillion stimulus package responding to the economic harms of COVID-19. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing and loan forgiveness/forbearance under the “Paycheck Protection Program” or the “PPP”. As of June 30, 2020, our portfolio companies have taken advantage of portions of the CARES Act but have not borrowed under the PPP. The Trump administration has indicated that it may sign additional legislation relating to the COVID-19 pandemic. It is currently unclear how or if the CARES Act or any future legislation would impact or benefit us, but we continue to analyze the relevant legislative and regulatory developments and the potential impact they may have on our business (including our businesses), results of operations, financial condition and liquidity.

Although COVID-19 presents many uncertainties to the U.S. and global economies, we believe that our businesses are well positioned to navigate the challenges related to COVID-19. For example, we believe that Lawn Doctor benefits from the fact that its service offerings focus on outside-of-home service that is inherently socially distanced. We also believe that many Lawn Doctor customers have been spending more on home maintenance as they are using outdoor spaces more frequently, and would consider their Lawn Doctor service critical to maintaining these areas. Further, Lawn Doctor’s subscription service business model helps maintain Lawn Doctor’s revenue stream during changing economic conditions. We note that Lawn Doctor’s total revenues of approximately $6.7 million for the three months ended March 31, 2020 and $7.6 million for the three months ended June 30, 2020 respectively exceeded Lawn Doctor’s total revenues for the same periods during previous year of approximately $6.5 million for the three months ended March 31, 2019 and $7.0 million for the three months ended June 30, 2019. For the first quarters, we note that Lawn Doctor’s Adjusted EBITDA of approximately $2.0 million for the three months ended March 31, 2020 was equal to the previous year Lawn Doctor’s Adjusted EBITDA of approximately $2.0 million for the same three months period ended March 31, 2019. For the second quarters, we note that Lawn Doctor’s Adjusted EBITDA of approximately $3.1 million for the three months ended June 30, 2020 exceeds Lawn Doctor’s Adjusted EBITDA from the previous year of approximately $2.7 million for the three months ended June 30, 2019.

With respect to Polyform, as a result of the COVID-19 outbreak and a “stay-at-home” order issued by the state of Illinois, the manufacturing facility used by Polyform temporarily closed starting in late March 2020. As of June 1, 2020, Polyform’s manufacturing facility re-opened consistent with Illinois’ Phase 3 recovery response guidelines. Although retailer closures as a result of the COVID-19 pandemic temporarily negatively impacted Polyform’s traditional revenue sources, we believe that Polyform’s broad customer base, continued end consumer demand for crafts, and the company’s e-commerce channel have helped to partially offset this. For the three months ended March 31, 2020 and the three months ended June 30, 2020, total revenue for Polyform was approximately $4.1 million and $3.8 million, respectively. As compared to the same periods last year, Polyform’s total revenues were approximately $4.4 million for the three months ended March 31, 2019 and $3.8 million for the three months ended June 30, 2019. For the first quarter, we note that Polyform’s Adjusted EBITDA of approximately $1.1 million for the three months ended March 31, 2020 was lower than Polyform’s Adjusted EBITDA of approximately $1.2 million for the comparable three months period ended March 31, 2019. However, for the second quarter, we also note that Polyform’s Adjusted EBITDA of approximately $1.4 million for the three months ended June 30, 2020 exceeded Polyform’s Adjusted EBITDA of approximately $1.2 million for the same three months period ended June 30, 2019.

In response to COVID-19, our Roundtables business has made certain adaptations to its delivery model to transition from in-person roundtables meetings, a portion of its product offering, to calls and webinars. We believe that Roundtables has successfully modified its operations temporarily to provide these services to its customers remotely and we believe that this pivot has been well received. We note that the move to virtual channels has allowed Roundtables to temporarily lower certain of its costs. For 2020, for the three months ended March 31, 2020 and June 30, 2020, total revenue for Roundtables was approximately $2.7 million and $2.6 million, respectively. Compared to the same quarters in 2019, for the three months ended March 31, 2019 and June 30, 2019, total revenue for Roundtables was also approximately $2.7 million and $2.6 million, respectively. Additionally, for the three months ended March 31, 2020 and June 30, 2020, the Adjusted EBITDA for Roundtables was approximately $0.7 million and $1.0 million, respectively. For the three months ended March 31, 2019 and June 30, 2019, the Adjusted EBITDA for Roundtables was approximately $0.9 million and $0.8 million, respectively.

Our Milton business was considered an “essential business” and therefore its manufacturing facility was able to remain operational during the Illinois stay-at-home order. We believe that Milton’s fulfilment of military orders in April and May, as well as an increase in e-commerce sales, helped offset lower sales from the retail channel. In addition, in June, Milton strategically acquired a business that specializes in manufacturing tire gauges which enhances Milton’s current offering as well as adds several strategic customers.

With respect to our ResEcon business, although some courts have closed or delayed proceedings due to COVID-19 causing a few of ResEcon’s clients to temporarily stop or delay certain projects related to litigation consulting, we note that many courts have found ways to move matters forward, such as increasing the use of video technology for court proceedings, or are otherwise operational through the use of COVID-19 safety protocols. We believe that complexity of COVID-19 may lead to an overall increase in employment and labor litigation and that ResEcon is positioned to provide additional value to its customers.

With respect to Blue Ridge, the company’s services are necessary for its customers to maintain their ESOP standing, therefore the company has not been impacted. Additionally, we believe the contractual nature of the core revenue streams will further mitigate any potential impact.

With respect to HSH, we believe the business will be minimally impacted overall, as an essential medical consumable product. We believe customers may have purchased additional inventory in response to initial closures and stay-at-home-orders, but purchasing behavior has since normalized.

The COVID-19 outbreak has caused severe global financial disruption, and we may be adversely and materially impacted by this environment. Please see our Risk Factors including “Risk Factors–Risks Related to Our Business–The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I—Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2020.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	June 30, 2020 (Unaudited)	December 31, 2019
Assets
Investments at fair value (amortized cost of $155,774,339 and $133,274,339, respectively)	$169,919,610	$144,195,000
Cash	53,823,818	20,954,005
Restricted cash	—	10,000,000
Deferred offering expenses	80,678	25,423
Net due from related parties (Note 5)	957,087	278,564
Prepaid expenses and other assets	263,079	90,631
Total assets	225,044,272	175,543,623
Liabilities
Accounts payable and other accrued expenses	511,041	325,449
Distributions payable	805,009	593,536
Payable for shares repurchased	1,477,090	223,738
Payable for investments purchased	118,009	118,009
Total liabilities	2,911,149	1,260,732
Commitments and contingencies (Note 10)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value, 50,000,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400,000 shares authorized; 4,844,390 and 4,274,748 shares issued, respectively; 4,749,797 and 4,255,548 shares outstanding, respectively	4,750	4,255
Class A Common shares, $0.001 par value, 94,660,000 shares authorized; 841,858 and 669,442 shares issued, respectively; 837,460 and 669,141 shares outstanding, respectively	837	669
Class T Common shares, $0.001 par value, 558,620,000 and 658,620,000 shares authorized, respectively; 485,729 and 198,662 shares issued, respectively; 481,019 and 198,662 shares outstanding, respectively	481	199
Class D Common shares, $0.001 par value, 94,660,000 shares authorized; 352,712 and 305,817 shares issued, respectively; 349,527 and 302,632 shares outstanding, respectively	350	303
Class I Common shares, $0.001 par value, 94,660,000 shares authorized; 1,248,568 and 938,296 shares issued, respectively; 1,197,995 and 928,848 shares outstanding, respectively	1,198	929
Class S Common shares, $0.001 par value, 100,000,000 shares authorized; 422,130 shares issued and outstanding as of June 30, 2020	422	—
Capital in excess of par value	209,974,650	164,349,125
Distributable earnings	12,150,435	9,927,411
Total Members’ Equity	$222,133,123	$174,282,891

Net assets, Class FA shares	$132,783,620	$117,637,467
Net assets, Class A shares	22,597,160	18,008,048
Net assets, Class T shares	12,990,755	5,366,259
Net assets, Class D shares	9,291,562	8,053,103
Net assets, Class I shares	32,650,227	25,218,014
Net assets, Class S shares	11,819,799	—
Total Members’ Equity	$222,133,123	$174,282,891

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Investment Income
Interest income	$2,156,784	$1,437,422	$4,266,075	$2,800,702
Dividend income	352,277	405,742	539,023	812,247
Total investment income	2,509,061	1,843,164	4,805,098	3,612,949
Operating Expenses
Organization and offering expenses	239,758	136,303	461,647	322,004
Base management fees	561,903	265,128	1,077,501	506,766
Total return incentive fees	345,381	496,660	345,381	496,660
Professional services	351,951	182,491	684,709	410,006
Pursuit costs	14,614	—	21,563	—
Director fees and expenses	52,462	53,380	103,595	111,079
General and administrative expenses	21,666	30,255	30,520	58,311
Custodian and accounting fees	41,035	61,817	82,325	123,967
Insurance expense	57,637	47,079	110,510	93,024
Distribution and shareholder servicing fees	37,113	9,048	63,472	15,817
Total operating expenses	1,723,520	1,282,161	2,981,223	2,137,634
Expense support	(990,098)	(610,447)	(1,597,728)	(826,520)
Net expenses	733,422	671,714	1,383,495	1,311,114
Net investment income	1,775,639	1,171,450	3,421,603	2,301,835
Net change in unrealized appreciation on investments	6,618,272	2,170,000	3,224,610	2,451,000
Net increase in net assets resulting from operations	$8,393,911	$3,341,450	$6,646,213	$4,752,835

Common shares per share information:
Net investment income	$0.23	$0.27	$0.48	$0.55
Net increase in net assets resulting from operations	$1.11	$0.76	$0.92	$1.13
Weighted average number of common shares outstanding	7,588,545	4,389,711	7,185,452	4,187,979

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

(UNAUDITED)

	Common Shares		Capital in Excess	Distributable
	Number of Shares	Par Value	of Par Value	Earnings	Total Net Assets
Balance as of March 31, 2020	7,246,363	$7,246	$188,638,014	$6,088,362	$194,733,622
Net investment income	—	—	—	1,775,639	1,775,639
Net change in unrealized appreciation on investments	—	—	—	6,618,272	6,618,272
Distributions to shareholders	—	—	—	(2,331,838)	(2,331,838)
Issuance of common shares through the Offerings	827,363	827	22,318,899	—	22,319,726
Issuance of common shares through distribution reinvestment plan	18,706	19	494,772	—	494,791
Repurchase of common shares pursuant to share repurchase program	(54,504)	(54)	(1,477,035)	—	(1,477,089)
Balance as of June 30, 2020	8,037,928	$8,038	$209,974,650	$12,150,435	$222,133,123

	Common Shares		Capital in Excess	Distributable
	Number of Shares	Par Value	of Par Value	Earnings	Total Net Assets
Balance as of December 31, 2019	6,354,831	$6,355	$164,349,125	$9,927,411	$174,282,891
Net investment income	—	—	—	3,421,603	3,421,603
Net change in unrealized appreciation on investments	—	—	—	3,224,610	3,224,610
Distributions to shareholders	—	—	—	(4,423,189)	(4,423,189)
Issuance of common shares through the Offerings	1,775,557	1,775	48,169,710	—	48,171,485
Issuance of common shares through distribution reinvestment plan	32,866	33	874,945	—	874,978
Repurchase of common shares pursuant to share repurchase program	(125,326)	(125)	(3,419,130)	—	(3,419,255)
Balance as of June 30, 2020	8,037,928	$8,038	$209,974,650	$12,150,435	$222,133,123

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2019

(UNAUDITED)

	Common Shares		Capital in Excess	Distributable
	Number of Shares	Par Value	of Par Value	Earnings	Total Net Assets
Balance as of March 31, 2019	4,265,828	$4,266	$107,903,071	$5,772,145	$113,679,482
Net investment income	—	—	—	1,171,450	1,171,450
Net change in unrealized appreciation on investments	—	—	—	2,170,000	2,170,000
Distributions to shareholders	—	—	—	(1,360,259)	(1,360,259)
Issuance of common shares through the Offerings	445,802	446	11,913,332	—	11,913,778
Issuance of common shares through distribution reinvestment plan	6,449	6	170,571	—	170,577
Repurchase of common shares pursuant to share repurchase program	(11,389)	(11)	(308,027)	—	(308,038)
Balance as of June 30, 2019	4,706,690	$4,707	$119,678,947	$7,753,336	$127,436,990

	Common Shares		Capital in Excess	Distributable
	Number of Shares	Par Value	of Par Value	Earnings	Total Net Assets
Balance as of December 31, 2018	3,862,515	$3,862	$97,229,217	$5,596,731	$102,829,810
Net investment income	—	—	—	2,301,835	2,301,835
Net change in unrealized appreciation on investments	—	—	—	2,451,000	2,451,000
Distributions to shareholders	—	—	—	(2,596,230)	(2,596,230)
Issuance of common shares through the Offerings	845,274	846	22,485,986	—	22,486,832
Issuance of common shares through distribution reinvestment plan	10,290	10	271,771	—	271,781
Repurchase of common shares pursuant to share repurchase program	(11,389)	(11)	(308,027)	—	(308,038)
Balance as of June 30, 2019	4,706,690	$4,707	$119,678,947	$7,753,336	$127,436,990

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2020	2019
Operating Activities:
Net increase in net assets resulting from operations	$6,646,213	$4,752,835
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Purchases of investments	(22,500,000)	—
Net change in unrealized appreciation on investments	(3,224,610)	(2,451,000)
Amortization of deferred offering expenses	137,457	14,893
Amortization of deferred financing costs	7,007	—
Increase in net due from related parties	(678,523)	(920,212)
Increase in accounts payable and other accrued expenses	185,592	43,701
Increase in deferred offering expenses	(192,712)	(5,601)
Increase in prepaid expenses and other assets	(179,455)	(126,314)
Net cash (used in) provided by operating activities	(19,799,031)	1,308,302
Financing Activities:
Proceeds from issuance of common shares	48,171,485	22,486,832
Shares repurchased	(2,165,903)	—
Distributions paid, net of distributions reinvested	(3,336,738)	(2,218,737)
Net cash provided by financing activities	42,668,844	20,268,095
Net increase in cash and restricted cash	22,869,813	21,576,397
Cash and restricted cash, beginning of period	30,954,005	21,667,867
Cash and restricted cash, end of period	$53,823,818	$43,244,264
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$874,978	$271,781
Amounts incurred but not paid (including amounts due to related parties):
Distributions payable	$805,009	$463,898
Offering costs	$79,862	$55,968
Payable for shares repurchased	$1,477,090	$308,038
Financing costs	$—	$14,450

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2020

(UNAUDITED)

Company (1)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien–8.0%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2020	$2,000,000	$2,000,000	$2,000,000
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700,000	15,700,000	15,700,000
Total Senior Secured Notes – First Lien					$17,700,000	$17,700,000

Senior Secured Note – Second Lien–16.2%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	12,114,338	12,114,338	12,114,338
Blue Ridge ESOP Associates	Business Services	15.0%	3/24/2026	2,640,844	2,640,844	2,640,844
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	8/7/2023	15,000,000	15,000,000	15,000,000
Milton Industries Inc.	Manufacturing	15.0%	11/21/2025	3,353,265	3,353,265	3,353,265
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834,007	2,834,007	2,834,007
Total Senior Secured Notes - Second Lien					$35,942,454	$35,942,454

Total Senior Secured Notes					$53,642,454	$53,642,454

Equity–52.3%
Auriemma U.S. Roundtables(2)	Information Services and Advisory Solutions			32,386	$32,385,662	$33,350,000
Blue Ridge ESOP Associates	Business Services			9,859	9,859,156	9,859,156
Lawn Doctor, Inc.(2)	Commercial and Professional Services			7,746	30,475,551	42,902,000
Milton Industries Inc.	Manufacturing			6,647	6,646,735	6,647,000
Polyform Products, Co.(2)	Hobby Goods and Supplies			10,820	15,598,788	15,250,000
Resolution Economics, LLC	Business Services			7,166	7,165,993	8,269,000
Total Equity					$102,131,885	$116,277,156

TOTAL INVESTMENTS–76.5%					$155,774,339	$169,919,610
OTHER ASSETS IN EXCESS OF LIABILITIES–23.5%						52,213,513
NET ASSETS–100.0%						$222,133,123

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	As of June 30, 2020, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2019

Company (1)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien–10.1%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2020	$2,000,000	$2,000,000	$2,000,000
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700,000	15,700,000	15,700,000
Total Senior Secured Notes – First Lien					17,700,000	17,700,000

Senior Secured Note – Second Lien–17.5%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	12,114,338	12,114,338	12,114,338
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	8/7/2023	15,000,000	15,000,000	15,000,000
Milton Industries Inc.	Manufacturing	15.0%	11/21/2025	3,353,265	3,353,265	3,353,265
Total Senior Secured Notes - Second Lien					$30,467,603	$30,467,603

Total Senior Secured Notes					$48,167,603	$48,167,603

Equity–55.1%
Auriemma U.S. Roundtables(2)	Information Services and Advisory Solutions			32,386	$32,385,662	$32,385,662
Lawn Doctor, Inc.(2)	Commercial and Professional Services			7,746	30,475,551	41,395,000
Milton Industries Inc.	Manufacturing			6,647	6,646,735	6,646,735
Polyform Products, Co.(2)	Hobby Goods and Supplies			10,820	15,598,788	15,600,000
Total Equity					$85,106,736	$96,027,397

TOTAL INVESTMENTS–82.7%					$133,274,339	$144,195,000
OTHER ASSETS IN EXCESS OF LIABILITIES–17.3%						30,087,891
NET ASSETS–100.0%						$174,282,891

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	As of December 31, 2019, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company commenced operations on February 7, 2018. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”) and sub-managed by Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”). The Manager is responsible for the overall management of the Company’s activities and the Sub-Manager is responsible for the day-to-day management of the Company’s assets. Each of the Manager and the Sub-Manager are registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company intends to acquire and grow durable, middle market U.S. businesses with annual revenues primarily between $15 million and $250 million. The Company targets businesses that have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who seek a meaningful ownership stake in the company. The Company’s investments are typically structured as controlling equity interests in combination with debt positions. In doing so, the Company seeks to provide long-term capital appreciation with current income, while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

In addition and to a lesser extent, the Company may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market as well as minority equity interests and debt positions via co-investments with other funds managed by the Sub-Manager or their affiliates. The Company expects that these positions will comprise a minority of its total assets.

The Company is currently offering and selling shares of its limited liability company interests (the “Public Offering”) pursuant to a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Through its Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “Non-founder shares” and together with the Founder shares (as described below), the “Shares”). In January 2020, the Company’s board of directors approved an extension of the Public Offering until March 7, 2021. Subject to requirements under the Securities Act of 1933, as amended (the “Securities Act”) and the applicable state securities laws of any jurisdiction, the Company intends to conduct the Public Offering until March 7, 2021. However, the Company reserves the right to further extend the outside date of the Public Offering or terminate the Public Offering at any time in its sole discretion.

In April and July 2019, the Company launched separate Class FA private offerings of up to $50.0 million each of Class FA shares (the “Class FA Private Offering” and the “Follow-On Class FA Private Offering”, respectively; collectively, the “Class FA Private Offerings”) pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. The Class FA Private Offering closed in December 2019 and the Follow-On Class FA Private Offering closed in March 2020.

In January 2020, the Company’s board of directors authorized the designation of Class S shares of the Company’s common stock (“Class S shares” and together with Class FA shares, “Founder shares”), and approved a private offering of Class S shares (the “Class S Private Offering”, and together with the Class FA Private Offerings and the Public Offering, the “Offerings”) of up to a maximum of $50.0 million in Class S shares. The Class S Private Offering is being conducted pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. The Company intends to conduct the Class S Private Offering until the earlier of (i) the date the Company has sold the maximum amount of the Class S Private Offering or (ii) October 31, 2020. However, the Company reserves the right to extend the outside date of the Class S Private Offering in its sole discretion but in no event longer than an additional three full months.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

See Note 7. “Capital Transactions” and Note 12. “Subsequent Events” included in this supplement for additional information regarding the Public Offering.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification” or “ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Risks and Uncertainties

The recent outbreak of the novel coronavirus (“COVID-19”) pandemic around the globe continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by, among other things, instituting quarantines, mandating business and school closures, requiring restrictions on travel and issuing “shelter-in-place” and/or “stay-at-home” orders. Such actions are creating significant disruption in global supply chains, and adversely impacting a number of industries.

The major disruption caused by COVID-19 brought to a halt most economic activity in most of the United States resulting in a significant increase in unemployment claims and a significant decline in the U.S. Gross Domestic Product.

COVID-19 has had a continued and prolonged adverse impact on economic and market conditions and has triggered a period of economic slowdown which could have a material adverse effect on the Company’s results and financial condition.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The full impact of COVID-19 on the financial and credit markets and consequently on the Company’s financial condition and results of operations is uncertain and cannot be predicted at the current time as it depends on several factors beyond the control of the Company including, but not limited to (i) the uncertainty around the severity and duration of the outbreak, (ii) the effectiveness of the United States public health response, (iii) the pandemic’s impact on the U.S. and global economies, (iv) the timing, scope and effectiveness of additional governmental responses to the pandemic, (v) the timing and speed of economic recovery, including the availability of a treatment or vaccination for COVID-19, and (vi) the negative impact on its portfolio companies.

Cash

Cash consists of demand deposits at commercial banks. Cash is carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Restricted Cash

The Company’s restricted cash as of December 31, 2019 consisted of escrowed funds held with an affiliate of the Sub-Manager for investment purposes. The Company had no restricted cash as of June 30, 2020.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. The uncertainty of future events, including the impact of the COVID-19 pandemic, may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) clarifies that the fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s assets requires judgment, especially with respect to assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the adjusted cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loans.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there is sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. Since inception, all distributions have been classified as dividend income.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding upfront selling commissions and placement agent/dealer manager fees.

Share Repurchases

Under the Company’s share repurchase program (the “Share Repurchase Program”), a shareholder’s shares are deemed to have been redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. “Capital Transactions” included in this supplement for additional information.

Organization and Offering Expenses

Organization expenses are expensed on the Company’s statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Offerings, are capitalized on the Company’s statements of assets and liabilities as deferred offering expenses and expensed to the Company’s statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

Under the Public Offering, the Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions.” The Company records the distribution and shareholder servicing fees, which accrue daily, in its condensed statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. “Borrowings”) are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the condensed statements of operations.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, organization and offering expenses, distribution and shareholder servicing fees, expense support and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such fees are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a specific share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Earnings per Share and Net Investment Income per Share

Earnings per share and net investment income per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company’s board of directors has declared and intends to continue to declare distributions based on monthly record dates and such distributions are expected to be paid on a monthly basis one month in arrears. Distributions are made on all classes of the Company’s shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, “Income Taxes.” The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”). As a partnership, the individual shareholders are responsible for their proportionate share of the Company’s taxable income.

The Company has analyzed its tax positions taken on its income tax returns for all open tax years (tax years ended December 31, 2019 and 2018), and has concluded that no provision for income tax is required in the Company’s financial statements. During each of the quarter and six months ended June 30, 2020 and 2019, the Company did not incur any interest or penalties.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

3. Investments

During the six months ended June 30, 2020, the Company co-invested in two additional portfolio companies, Resolution Economics, LLC (“Resolution Economics”) and Blue Ridge ESOP Associates (“Blue Ridge”), for approximately $22.5 million in aggregate. In July 2020, the Company acquired a controlling equity interest and made a debt investment in Healthcare Safety Holdings LLC (“HSH”) totaling approximately $41.7 million. See Note 12, “Subsequent Events” included in this supplement for additional information.

As of June 30, 2020 and December 31, 2019, the Company’s investment portfolio is summarized as follows:

	As of June 30, 2020
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior debt
Senior secured debt - first lien	$17,700,000	$17,700,000	10.4%	8.0%
Senior secured debt - second lien	35,942,454	35,942,454	21.2	16.2
Total senior debt	53,642,454	53,642,454	31.6	24.2
Equity	102,131,885	116,277,156	68.4	52.3
Total investments	$155,774,339	$169,919,610	100.0%	76.5%

	As of December 31, 2019
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior debt
Senior secured debt - first lien	$17,700,000	$17,700,000	12.3%	10.1%
Senior secured debt - second lien	30,467,603	30,467,603	21.1	17.5
Total senior debt	48,167,603	48,167,603	33.4	27.6
Equity	85,106,736	96,027,397	66.6	55.1
Total investments	$133,274,339	$144,195,000	100.0%	82.7%

Collectively, the Company’s debt investments accrue interest at a weighted average per annum rate of 15.5% and have weighted average remaining years to maturity of 3.9 years as of June 30, 2020. The note purchase agreements contain customary covenants and events of default. As of June 30, 2020, all of the Company’s portfolio companies were in compliance with their respective debt covenants.

As of June 30, 2020 and December 31, 2019, none of the Company’s debt investments were on non-accrual status.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The industry and geographic dispersion of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments as of June 30, 2020 and December 31, 2019 were as follows:

Industry	June 30, 2020	December 31, 2019
Commercial and Professional Services	34.1%	39.2%
Information Services and Advisory Solutions	27.9	32.2
Hobby Goods and Supplies	18.2	21.7
Business Services	13.9	—
Manufacturing	5.9	6.9
Total	100.0%	100.0%

Geographic Dispersion(1)	June 30, 2020	December 31, 2019
United States	100.0%	100.0%
Total	100.0%	100.0%

FOOTNOTE:

(1)	The geographic dispersion is determined by the portfolio company’s country of domicile or the jurisdiction of the security’s issuer.

All investment positions held at June 30, 2020 and December 31, 2019 were denominated in U.S. dollars.

Summarized Operating Data

The following tables present unaudited summarized operating data for the Company’s portfolio companies which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X for the quarter and six months ended June 30, 2020 and 2019, and summarized balance sheet data as of June 30, 2020 (unaudited) and December 31, 2019, as applicable:

Lawn Doctor, Inc. (“Lawn Doctor”)

As of June 30, 2020 and December 31, 2019, the Company owned approximately 62% of the outstanding equity in Lawn Doctor on an undiluted basis.

Summarized Operating Data (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	$7,565,110	$6,973,211	$14,288,283	$13,424,712
Expenses	(6,222,806)	(6,585,500)	(13,304,883)	(13,276,235)
Income before taxes	1,342,304	387,711	983,400	148,477
Income tax (expense) benefit	(350,815)	(51,053)	(239,315)	12,535
Consolidated net income	991,489	336,658	744,085	161,012
Net loss attributable to non-controlling interest	38,963	28,168	110,273	64,803
Net income attributable to Lawn Doctor	$1,030,452	$364,826	$854,358	$225,815

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Summarized Balance Sheet Data

	June 30, 2020 (Unaudited)	December 31, 2019
Current assets	$12,075,892	$5,679,790
Non-current assets	92,986,450	96,327,351
Current liabilities	5,681,394	5,208,665
Non-current liabilities	55,295,717	52,854,284
Non-controlling interest	(289,398)	(179,125)
Stockholders’ equity	44,374,629	44,123,317

Polyform Products, Co. (“Polyform”)

As of June 30, 2020 and December 31, 2019, the Company owned approximately 87% of the outstanding equity in Polyform on an undiluted basis.

Summarized Operating Data (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	$3,834,058	$3,815,425	$7,909,147	$8,221,289
Expenses	(3,677,626)	(4,094,317)	(7,884,811)	(8,491,355)
Income (loss) before income taxes	156,432	(278,892)	24,336	(270,066)
Income tax (expense) benefit	(45,000)	79,000	(8,000)	76,000
Net income (loss)	$111,432	$(199,892)	$16,336	$(194,066)

Summarized Balance Sheet Data

	June 30, 2020 (Unaudited)	December 31, 2019
Current assets	$7,963,256	$5,917,238
Non-current assets	30,719,355	31,474,762
Current liabilities	2,743,937	1,484,148
Non-current liabilities	21,074,078	21,123,045
Stockholders’ equity	14,864,596	14,784,807

Auriemma U.S. Roundtables (“Roundtables”)

As of June 30, 2020 and December 31, 2019, the Company owned approximately 81% of the outstanding equity in Roundtables on an undiluted basis.

Summarized Operating Data (Unaudited) (1)

	Quarter Ended June 30, 2020	Six Months Ended June 30, 2020
Revenues	$2,580,821	$5,272,720
Expenses	(2,656,692)	(6,043,355)
Loss before income taxes	(75,871)	(770,635)
Income tax benefit	23,344	200,102
Net loss	$(52,527)	$(570,533)

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Summarized Balance Sheet Data

	June 30, 2020 (Unaudited)	December 31, 2019
Current assets	$6,951,880	$2,495,539
Non-current assets	60,230,192	61,232,699
Current liabilities	7,930,721	3,686,652
Non-current liabilities	20,726,526	20,946,228
Stockholders’ equity	38,524,825	39,095,358

 FOOTNOTE:

(1)	The Company acquired Roundtables on August 1, 2019.

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies,” as follows as of June 30, 2020 and December 31, 2019:

	As of June 30, 2020				As of December 31, 2019
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$—	$—	$53,642,454	$53,642,454	$—	$—	$48,167,603	$48,167,603
Equity	—	—	116,277,156	116,277,156	—	—	96,027,397	96,027,397
Total investments	$—	$—	$169,919,610	$169,919,610	$—	$—	$144,195,000	$144,195,000

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of June 30, 2020 and December 31, 2019 were as follows:

June 30, 2020
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input (2)
Senior Debt	$53,642,454	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.5% - 14.0% (10.7%) 7.2x – 15.0x (12.1x) 7.8x – 14.5x (12.1x)	Decrease Increase Increase
Equity	116,277,156	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.5% - 14.0% (10.7%) 7.2x – 15.0x (12.1x) 7.8x – 14.5x (12.1x)	Decrease Increase Increase
Total	$169,919,610

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

December 31, 2019
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input (2)
Senior Debt	44,814,338	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.0% - 14.0% (10.3%) 7.8x – 14.3x (12.3x) 8.0x – 14.5x (12.2x)	Decrease Increase Increase
	3,353,265	Transaction Precedent	Transaction Price	N/A	N/A
Equity	89,380,662	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.0% - 14.0% (10.3%) 7.8x – 14.3x (12.3x) 8.0x – 14.5x (12.2x)	Decrease Increase Increase
	6,646,735	Transaction Precedent	Transaction Price	N/A	N/A
Total	$144,195,000

FOOTNOTES:

(1)	Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of June 30, 2020 and December 31, 2019. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The following tables provide reconciliation of investments for which Level 3 inputs were used in determining fair value for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30, 2020
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2020	$48,167,603	$96,027,397	$144,195,000
Additions	5,474,851	17,025,149	22,500,000
Net change in unrealized appreciation (1)	—	3,224,610	3,224,610
Fair value balance as of June 30, 2020	$53,642,454	$116,277,156	$169,919,610
Change in net unrealized appreciation in investments held as of June 30, 2020 (1)	$—	$3,224,610	$3,224,610

	Six Months Ended June 30, 2019
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2019	$30,700,000	$51,800,000	$82,500,000
Net change in unrealized appreciation (1)	—	2,451,000	2,451,000
Fair value balance as of June 30, 2019	$30,700,000	$54,251,000	$84,951,000
Change in net unrealized appreciation in investments held as of June 30, 2019 (1)	$—	$2,451,000	$2,451,000

FOOTNOTE:

(1)	Included in net change in unrealized appreciation on investments in the condensed consolidated statements of operations.

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, will receive fees and compensation in connection with the Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Dealer Manager/Placement Agent

Commissions — Under the Public Offering, the Company pays CNL Securities Corp. (the “Managing Dealer” in connection with the Public Offering and the “Placement Agent” in connection with the Class FA Private Offerings and Class S Private Offering), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). Under the Follow-On Class FA Private Offering, the Company paid the Placement Agent a selling commission of up to 5.50% of the sale price for each Class FA share sold. There was no selling commission for the sale of Class FA shares in the Class FA Private Offering. Under the Class S Private Offering, the Company pays the Placement Agent a selling commission of up to 2.00% of the sale price for each Class S shares sold. The Managing Dealer/Placement Agent may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee/Placement Agent — Under the Public Offering, the Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). Under the Follow-On Class FA Private Offering, the Company paid the Placement Agent a placement agent fee of up to 3.00% of the price of each Class FA share sold. There was no placement agent fee for the sale of Class FA shares sold in the Class FA Private Offering. Under the Class S Private Offering, the Company pays the Placement Agent a placement fee of up to 1.5% of the price of each Class S share sold. The Managing Dealer/Placement Agent may reallow all or a portion of such dealer manager/placement agent fees to participating broker-dealers.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Distribution and Shareholder Servicing Fee — Under the Public Offering, the Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Organization and Offering Costs — Under the Offerings, the Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and placement agent / dealer manager fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed (A) 1.0% of the cumulative gross proceeds from the Class FA Private Offerings and the Class S Private Offering (collectively, the “Private Offerings”), and (B) 1.5% of the cumulative gross proceeds from the Public Offering. The Company incurred an obligation to reimburse the Manager and Sub-Manager for approximately $0.3 million and $0.1 million in organization and offering costs based on actual amounts raised through the Offerings during the quarter ended June 30, 2020 and 2019, respectively, and approximately $0.5 million and $0.3 million during the six months ended June 30, 2020 and 2019, respectively. The Manager and the Sub-Manager have incurred additional organization and offering costs of approximately $5.0 million on behalf of the Company in connection with the Offerings (exceeding the respective limitations) as of June 30, 2020. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from its Public Offering and Private Offerings to the extent such costs are within the 1.5% and 1.0% limitations, respectively.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $0.6 million and $0.3 million during the quarter ended June 30, 2020 and 2019, respectively, and approximately $1.1 million and $0.5 million during the six months ended June 30, 2020 and 2019, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company’s assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. “Adjusted Capital” is defined as cumulative proceeds generated from sales of the Company’s shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of sales load (upfront selling commissions and dealer manager fees), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $0.3 million during the quarter and six months ended June 30, 2020 and approximately $0.5 million during the quarter and six months ended June 30, 2019.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but does not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

●	No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).

●	As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “Non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

●	As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

●	For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

●	For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included the calculation of Total Return to Shareholders for such share class. For the year ending December 31, 2019, the High Water Marks were $26.65 for Class FA shares, $26.44 for Class A shares, $26.54 for Class T shares, $26.23 for Class D shares and $26.55 for Class I shares. For the year ending December 31, 2020, the High Water Marks will be $27.64 for Class FA shares, $26.91 for Class A shares, $27.01 for Class T shares, $26.61 for Class D shares, $27.15 for Class I shares and $27.64 for Class S shares.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

Reimbursement to Manager and Sub-Manager for Operating Expenses — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain operating costs and expenses of third parties incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”). The Company recorded expense support due from the Manager and Sub-Manager of approximately $1.0 million and $0.6 million during the quarter ended June 30, 2020 and 2019, respectively, and approximately $1.6 million and $0.8 million during the six months ended June 30, 2020 and 2019, respectively. Expense support is paid by the Manager and Sub-Manager annually in arrears.

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

As of June 30, 2020, the amount of expense support collected from the Manager and Sub-Manager since inception is approximately $1.8 million. As of June 30, 2020, management believes that reimbursement payments by the Company to the Manager and Sub-Manager are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. The following table reflects the expense support that may become reimbursable, subject to the conditions of reimbursement defined in the Expense Support and Conditional Reimbursement Agreement:

For the Year Ended	Amount of Expense Support	Reimbursement Eligibility Expiration
December 31, 2018	$389,774	March 31, 2022
December 31, 2019	1,372,020	March 31, 2023
	$1,761,794

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.6 million shares as of June 30, 2020 and June 30, 2019, respectively. Individuals and entities affiliated with the Manager and Sub-Manager received distributions from the Company of approximately $0.2 million during each of the three months ended June 30, 2020 and 2019 and approximately $0.4 million during each of the six months ended June 30, 2020 and 2019.

Related party fees and expenses incurred for the quarter and six months ended June 30, 2020 and 2019 are summarized below:

		Quarter Ended June 30,		Six Months Ended June 30,
Related Party	Source Agreement & Description	2020	2019	2020	2019
Managing Dealer /Placement Agent	Managing Dealer / Placement Agent Agreements: Commissions	$404,457	$133,905	$737,371	$419,582
	Dealer Manager / Placement Agent Fees	274,539	73,569	470,335	212,203
	Distribution and shareholder servicing fees	37,113	9,048	63,472	15,817
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement: Organization and offering reimbursement (1)(2)	274,894	141,445	516,902	312,712
	Base management fees (1)	561,903	265,128	1,077,501	506,766
	Total return incentive fees (1)	345,381	496,660	345,381	496,660
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement: Expense support	(990,098)	(610,447)	(1,597,728)	(826,520)
Manager	Administrative Services Agreement: Reimbursement of third-party operating expenses (1)	39,554	43,086	59,393	54,950
Sub-Manager	Sub-Management Agreement: Reimbursement of third-party pursuit costs (1)(3)	14,614	—	21,563	—

FOOTNOTE:

(1)	Expenses subject to Expense Support.

(2)	Organization reimbursements are expensed on the Company’s statements of operations as incurred. Offering reimbursements are capitalized on the Company’s statements of assets and liabilities as deferred offering expenses and expensed to the Company’s statements of operations over the lesser of the offering period or 12 months.

(3)	Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing the due diligence reviews.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The following table presents amounts due from (to) related parties as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Due from related parties:
Expense Support	$1,597,728	$1,372,020
Total due from related parties	1,597,728	1,372,020
Due to related parties:
Organization and offering expenses	(79,862)	(56,888)
Base management fees	(189,104)	(165,338)
Total return incentive fee	(345,381)	(847,863)
Reimbursement of third-party operating expenses and pursuit costs	(12,887)	(16,677)
Distribution and shareholder servicing fees	(13,407)	(6,690)
Total due to related parties	(640,641)	(1,093,456)
Net due from related parties	$957,087	$278,564

Other Related Party Transactions

As of December 31, 2019, an affiliate of the Sub-Manager held $10.0 million of the Company’s funds in escrow for purposes of acquiring new equity and debt investments in January 2020.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

6. Distributions

The following table reflects the total distributions declared during the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,
	2020			2019
Distribution Period(5)	Distributions Declared (1)(2)	Distributions Reinvested (3)	Cash Distributions Net of Distributions Reinvested	Distributions Declared (1)	Distributions Reinvested (4)	Cash Distributions Net of Distributions Reinvested
First Quarter	$2,091,351	$419,855	$1,671,496	$1,235,971	$121,011	$1,114,960
Second Quarter	2,331,838	525,113	1,806,725	1,360,259	192,895	1,167,364
	$4,423,189	$944,968	$3,478,221	$2,596,230	$313,906	$2,282,324

FOOTNOTES:

(1)	The Company’s board of directors declared distributions per share on a monthly basis. See Note 11. “Financial Highlights” included in this supplement for distributions declared by share class. Distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2019 - June 30, 2019 (6 record dates)	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	—
January 1, 2020 - June 30, 2020 (6 record dates) (2)	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

(2)	The Company’s board of directors began declaring monthly distributions per Class S share for record date March 30, 2020. The Class S shares were first sold on March 31, 2020.

(3)	Includes distributions reinvested in July 2020 of $184,080 related to distributions declared based on record dates in June 2020 and excludes distributions reinvested in January 2020 of $114,090 related to distributions declared based on record dates in December 2019.

(4)	Includes distributions reinvested in July 2019 of $68,914 related to distributions declared based on record dates in June 2019 and excluded distributions reinvested in January 2019 of $26,789 related to distributions declared based on record dates in December 2018.

(5)	Distributions declared are paid and reinvested monthly in arrears.

The sources of declared distributions on a GAAP basis were as follows:

	Six Months Ended June 30,
	2020		2019
	Amount	% of Cash Distributions Declared	Amount	% of Cash Distributions Declared
Net investment income(1)	$3,421,603	77.4%	$2,301,835	88.7%
Distributions in excess of net investment income(2)	1,001,586	22.6%	294,395	11.3%
Total distributions declared	$4,423,189	100.0%	$2,596,230	100.0%

FOOTNOTES:

(1)	Net investment income includes expense support from the Manager and Sub-Manager of $1,597,728 and $826,520 for the six months ended June 30, 2020 and 2019, respectively. See Note 5. “Related Party Transactions” included in this supplement.

(2)	Consists of distributions made from offering proceeds for the periods presented.

In June 2020, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on July 30, 2020 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

As of June 30, 2020, the purchase price for each Class S share in the Class S Private Offering was $28.58 per share.

The following table summarizes the total shares issued and proceeds received by share class in connection with the Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30, 2020
	Proceeds from Offerings				Distributions Reinvested(1)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load (2)(3)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class FA	569,642	$15,853,000	$(167,960)	$15,685,040	—	$—	569,642	$15,685,040	$27.53
Class A	156,712	4,475,686	(292,254)	4,183,432	15,705	417,444	172,417	4,600,876	26.68
Class T	284,179	7,947,163	(377,490)	7,569,673	2,888	76,864	287,067	7,646,537	26.64
Class D	42,627	1,120,660	—	1,120,660	4,268	112,084	46,895	1,232,744	26.29
Class I	300,267	8,069,182	—	8,069,182	10,005	268,586	310,272	8,337,768	26.87
Class S	422,130	11,913,500	(370,002)	11,543,498	—	—	422,130	11,543,498	27.35
	1,775,557	$49,379,191	$(1,207,706)	$48,171,485	32,866	$874,978	1,808,423	$49,046,463	$27.12

	Six Months Ended June 30, 2019
	Proceeds from Offerings				Distributions Reinvested(4)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load (2)(3)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class FA	112,850	$3,065,000	$—	$3,065,000	—	$—	112,850	$3,065,000	$27.16
Class A	271,104	7,763,365	(582,606)	7,180,759	4,636	122,579	275,740	7,303,338	26.49
Class T	37,140	1,035,350	(49,179)	986,171	221	5,900	37,361	992,071	26.55
Class D	79,791	2,100,000	—	2,100,000	2,653	69,442	82,444	2,169,442	26.31
Class I	344,389	9,154,902	—	9,154,902	2,780	73,860	347,169	9,228,762	26.58
	845,274	$23,118,617	$(631,785)	$22,486,832	10,290	$271,781	855,564	$22,758,613	$26.60

FOOTNOTES:

(1)	Amounts exclude distributions reinvested in July 2020 related to the payment of distributions declared in June 2020 and include distributions reinvested in January 2020 related to the payment of distributions declared in December 2019.

(2)	The Company incurred selling commissions and placement agent fees on the sale of Class FA shares sold in the Follow-On Class FA Private Offering and on the sale of Class S shares sold in the Class S Private Offering. The Company also incurred selling commissions and dealer manager fees on the sale of Class A and Class T shares sold in the Public Offering. See Note 5. “Related Party Transactions” included in this supplement for additional information regarding up-front selling commissions and dealer manager/placement agent fees.

(3)	The Company did not incur any selling commissions or placement agent fees from the sale of the approximately 0.3 million Class FA shares sold in the Class FA Private Offering.

(4)	Amounts exclude distributions reinvested in July 2019 related to the payment of distributions declared in June 2019 and include distributions reinvested in January 2019 related to the payment of distributions declared in December 2018.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Share Repurchase Program

On March 29, 2019, the Company’s board of directors approved and adopted a Share Repurchase Program. The total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares will be limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters). Unless the Company’s board of directors determines otherwise, the Company will limit the number of shares to be repurchased during any calendar quarter to the number of shares the Company can repurchase with the proceeds received from the sale of shares under its distribution reinvestment plan in the previous quarter. Notwithstanding the foregoing, at the sole discretion of the Company’s board of directors, the Company may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the six months ended June 30, 2020 and 2019, the Company received requests for the repurchase of approximately $3.4 million and $0.3 million, respectively, of the Company’s common shares which exceeded proceeds from its distribution reinvestment plan in the applicable quarters by approximately $2.7 million and $0.2 million, respectively. The Company’s board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan. The following table summarizes the shares repurchased by quarter during the quarter and six months ended June 30, 2020 and 2019:

	Shares Repurchased	Total Consideration	Price Paid per Share
Class FA shares	6,400	$173,824	$27.16
Class A shares	244	6,534	26.75
Class I shares	4,745	127,680	26.91
Quarter Ended June 30, 2019	11,389	$308,038	$27.05

Class FA	54,800	$1,510,288	$27.56
Class A	2,242	59,969	26.75
Class I	13,780	371,909	26.99
Quarter Ended March 31, 2020	70,822	$1,942,166	$27.42

Class FA	20,593	$567,136	$27.54
Class A	1,856	49,376	26.60
Class T	4,710	125,510	26.65
Class I	27,345	735,067	26.88
Quarter Ended June 30, 2020	54,504	$1,477,089	$27.10

As of June 30, 2020 and December 31, 2019, the Company had a payable for shares repurchased of approximately $1.5 million and $0.2 million, respectively.

8. Borrowings

In June 2019, the Company, through a wholly-owned subsidiary, entered into a loan agreement and related promissory note (the “2019 Loan Agreement”) with Seaside National Bank & Trust for a $20.0 million line of credit (the “2019 Line of Credit”) with an original maturity date in June 2020. The Company extended the original maturity date of the 2019 Line of Credit to July 2020. In July 2020, the Company entered into an Amended and Restated Loan Agreement new loan agreement (the “2020 Loan Agreement”) and related Amended and Restated Promissory Note with United Community Bank (d/b/a Seaside Bank and Trust, referred to as “Seaside”) for a line of credit (the “2020 Line of Credit”) in the same amount. See Note 12. “Subsequent Events” included in this supplement for additional information regarding the 2020 Loan Agreement.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

The Company had not borrowed any amounts under the 2019 Line of Credit as of June 30, 2020.

9. Concentrations of Risk

As of and for the quarter and six months ended June 30, 2020 and 2019, the Company had three portfolio companies (Lawn Doctor, Polyform and Roundtables) which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company’s results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

10. Commitments & Contingencies

See Note 5. “Related Party Transactions” for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of organization and offering costs under the Public Offering.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of June 30, 2020, the Company was not involved in any legal proceedings.

11. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the six months ended June 30, 2020 and 2019.

	Six Months Ended June 30, 2020
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period(1)	$27.64	$26.91	$27.01	$26.61	$27.15	$27.56
Net investment income (loss), before expense support(2)	0.33	0.19	(0.16)	0.17	0.18	(0.14)
Expense support(2)(3)	0.25	0.13	0.24	—	0.18	0.24
Net investment income(2)	0.58	0.32	0.08	0.17	0.36	0.10
Net realized and unrealized gains(2)(4)	0.37	0.38	0.42	0.36	0.37	0.65
Net increase resulting from investment operations	0.95	0.70	0.50	0.53	0.73	0.75
Distributions to shareholders(5)	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.31)
Net decrease resulting from distributions to shareholders	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)	(0.31)
Net Asset Value, End of Period	$27.96	$26.98	$27.01	$26.58	$27.25	$28.00

Net assets, end of period	$132,783,620	$22,597,160	$12,990,755	$9,291,562	$32,650,227	$11,819,799
Average net assets(6)	$126,795,696	$20,359,933	$8,637,250	$8,590,117	$28,812,426	$3,811,248
Shares outstanding, end of period	4,749,797	837,460	481,019	349,527	1,197,995	422,130
Distributions declared	$2,888,270	$478,096	$161,226	$184,118	$669,762	$41,717
Total investment return based on net asset value(7)	3.40%	2.64%	1.89%	2.05%	2.72%	2.76%
Total investment return based on net asset value after total return incentive fee(7)	3.40%	2.64%	1.89%	2.05%	2.72%	2.76%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(6)(8)
Total operating expenses before total return incentive fee and expense support	0.95%	1.78%	3.36%	1.87%	1.81%	2.57%
Total operating expenses before expense support	1.18%	1.78%	3.36%	1.87%	1.81%	4.05%
Total operating expenses after expense support	0.29%	1.28%	2.48%	1.87%	1.16%	1.36%
Net investment income before total return incentive fee(9)	2.10%	1.22%	0.29%	0.64%	1.34%	1.09%
Net investment income	2.10%	1.22%	0.29%	0.64%	1.34%	1.09%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

	Six Months Ended June 30, 2019
	Class FA	Class A	Class T	Class D	Class I
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$26.65	$26.44	$26.54	$26.23	$26.55
Net investment income (loss) before expense support(2)	0.44	0.06	0.07	0.22	(0.01)
Expense support(2)(3)	0.17	0.26	0.14	—	0.40
Net investment income(2)	0.61	0.32	0.21	0.22	0.39
Net realized and unrealized gains(2)(4)	0.56	0.61	0.59	0.57	0.60
Net increase resulting from investment operations	1.17	0.93	0.80	0.79	0.99
Distributions to shareholders(5)	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)
Net decrease resulting from distributions to shareholders	(0.63)	(0.63)	(0.50)	(0.56)	(0.63)
Net Asset Value, End of Period	$27.19	$26.74	$26.84	$26.46	$26.91

Net assets, end of period	$91,718,198	$12,509,598	$1,846,952	$5,433,648	$15,928,594
Average net assets(6)	$87,542,845	$8,502,674	$1,365,893	$3,721,724	$10,816,273
Shares outstanding, end of period	3,372,710	467,884	68,813	205,333	591,950
Distributions declared	$2,041,416	$198,538	$25,498	$79,364	$251,414
Total investment return based on net asset value(7)	4.37%	3.55%	3.05%	3.06%	3.76%
Total investment return based on net asset value after total return incentive fee(7)	4.37%	3.55%	3.05%	3.06%	3.76%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(6)(8)
Total operating expenses before total return incentive fee and expense support	1.06%	3.05%	3.29%	2.67%	2.84%
Total operating expenses before expense support	1.50%	3.42%	3.29%	2.67%	3.63%
Total operating expenses after expense support	0.84%	2.43%	2.75%	2.67%	2.13%
Net investment income before total return incentive fee(9)	2.28%	1.22%	0.79%	0.85%	1.47%
Net investment income	2.28%	1.22%	0.79%	0.85%	1.47%

FOOTNOTES:

(1)	The net asset value as of the beginning of the period is based on the net asset value as of December 31, 2019 for all share classes except Class S shares. The net asset value as of the beginning of the period for Class S shares is based on the price of shares sold, net of any sales load, to the initial Class S investors. The first investors for Class S shares purchased their shares on March 31, 2020.

(2)	The per share amounts presented are based on weighted average shares outstanding.

(3)	Expense support is accrued throughout the year and is subject to a final calculation as of the last business day of the calendar year.

(4)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating fair values for the portfolio investments.

(5)	The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(6)	The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(7)	Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions” included in this supplement. Total returns before total return incentive fees also exclude related expense support. See footnote (9) below for information regarding the percentage of total incentive fees covered by expense support by share class for all periods presented. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

(8)	Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.

(9)	Amounts represent net investment income before total return incentive fee and related expense support as a percentage of average net assets. For the six months ended June 30, 2020 and 2019, all of the total return incentive fees were covered by expense support.

12. Subsequent Events

Investments

In July 2020, the Company, through wholly-owned subsidiaries, acquired an approximately 75% controlling interest in the common equity of HSH for approximately $17.3 million. In addition, the Company made an approximately $24.4 million debt investment in HSH in the form of senior secured notes.

Distributions

In July 2020, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on August 28, 2020 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In July 2020, the Company’s board of directors approved new per share offering prices for each share class in the Public Offering and Class S Private Offering. The new offering prices are effective as of July 27, 2020. The following table provides the new offering prices and applicable upfront selling commissions and placement agent / dealer manager fees for each share class available in the Public Offering and Class S Private Offering:

	Class A	Class T	Class D	Class I	Class S
Effective July 27, 2020:
Offering Price, Per Share	$29.49	$28.36	$26.58	$27.25	$29.02
Selling Commissions, Per Share	1.77	0.85	—	—	0.58
Placement Agent / Dealer Manager Fees, Per Share	0.74	0.50	—	—	0.44

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

Capital Transactions

During the period July 1, 2020 through August 12, 2020, the Company received additional net proceeds from its Offerings and its distribution reinvestment plan of:

	Proceeds from Offerings				Distribution Reinvestment Plan		Total
Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	25,306	$740,900	$(58,076)	$682,824	4,819	$129,432	30,125	$812,256	$26.96
Class T	15,786	447,700	(21,266)	426,434	1,690	45,318	17,476	471,752	26.99
Class D	5,305	141,000	—	141,000	1,563	41,262	6,868	182,262	26.54
Class I	118,505	3,229,252	—	3,229,252	4,046	109,511	122,551	3,338,763	27.24
Class S	207,241	6,004,073	(200,483)	5,803,590	—	—	207,241	5,803,590	28.00
	372,143	$10,562,925	$(279,825)	$10,283,100	12,118	$325,523	384,261	$10,608,623	$27.61

Borrowings

In July 2020, the Company entered into the 2020 Loan Agreement for the 2020 Line of Credit, further described above in Note 8. “Borrowings”. The 2020 Line of Credit has a maturity date of 364 days from July 15, 2020. The Company paid a $60,000 commitment fee to Seaside in connection with closing on the 2020 Line of Credit. The Company is required to pay an additional fee to Seaside with each advance under the 2020 Loan Agreement in an amount equal to 0.05% of the amount of each borrowing with a maximum fee of $20,000 over the 364 day period. Under the 2020 Loan Agreement, the Company is required to pay interest on the borrowed amount at a rate per year equal to the greater of (a) the 30-day LIBOR plus 2.75% and (b) 3.00%. Interest payments are due monthly in arrears. The Company may prepay, without penalty, all or any part of the borrowings under the 2020 Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the 2020 Loan Agreement, the Company is required to comply with reporting requirements and other customary requirements for similar credit facilities. In connection with the 2020 Loan Agreement, in July 2020, the Company entered into an amended assignment and pledge of deposit account agreement (“Deposit Agreement”) in favor of the lender under the 2020 Line of Credit. Under the Deposit Agreement, the Company is required to contribute proceeds from the Offerings to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2020 Loan Agreement above the minimum cash balance of $2.5 million.